Exhibit 99.6

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

To the Board of Directors and Shareholders of BCE Inc.

We have audited the consolidated financial statements of BCE Inc. and subsidiaries (the “Company”) as at December 31, 2010 and 2009 and for each of the years in the three year period ended December 31, 2010, and the Company’s internal control over financial reporting as of December 31, 2010, and have issued our reports thereon dated March 10, 2011; such consolidated financial statements and reports are contained in Exhibit 99.2 and Exhibit 99.3 of Form 40-F. Our audits also included the reconciliation from Canadian GAAP to United States GAAP of the Company contained in Exhibit 99.5 of Form 40-F. This reconciliation from Canadian GAAP to United States GAAP is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such reconciliation from Canadian GAAP to United States GAAP, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As disclosed in note (f) to the reconciliation from Canadian GAAP to United States GAAP, the Company changed its method of accounting for business combinations and non-controlling interests effective January 1, 2009.

(signed) Deloitte & Touche LLP1
Independent Registered Chartered Accountants

Montréal, Canada
March 10, 2011

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1 Chartered accountant auditor permit no 9335